Exhibit 99.1

Entrée Gold Commences Drilling Dixie Target at Bisbee, Arizona

VANCOUVER, Dec. 16 /CNW/ - Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has commenced a combined reverse circulation- core drilling program at its Bisbee project in Arizona. The initial three hole, 2,400 metre program (including 1,200 metres of reverse circulation pre-collars) will test a discrete buried geophysical target whose signature is similar to several known mineralized copper porphyry deposits in the Southwest USA. The Dixie target is located 6 kilometres north of the historic Lavender pit at Bisbee (refer to map on www.entreegold.com).

The drill target is a well-defined magnetic low/chargeability high geophysical feature measuring 3 kilometres x 2 kilometres located along a prominent north-northeast structural trend extending from the Bisbee copper-gold camp. Since the 1880s, Phelps Dodge mining company (now Freeport McMoRan Copper & Gold, Inc. - "Freeport McMoRan"), has produced more than 7 billion pounds of copper and 2 million ounces of gold in the Bisbee district mainly from the Copper Queen underground mine, the Sacramento pit and later the Lavender pit.  The Lavender pit is located immediately south of Freeport McMoRan's Cochise deposit, which is reported to contain 301 million tonnes of mineralized material grading 0.44% copper.

Greg Crowe, Entrée's President and CEO commented, "It's exciting to be drilling along strike from one of the defining porphyry copper deposits of the last century.  Little recent exploration has been done in the Bisbee camp outside of the known deposit areas, such as the Lavender and Cochise deposits of Freeport McMoRan.  Entree has a unique opportunity to test a highly prospective target in one of the best known copper camps of North America with excellent infrastructure."

Entrée's principal projects in Arizona and New Mexico were generated under agreements with Empirical Discovery LLC ("Empirical"), a private Denver-based group. Empirical has developed proprietary processing and interpretive solutions to generate targets from regional geophysical databases.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company's flagship Lookout Hill property in Mongolia completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary asset is the Ann Mason property in Nevada, which contains an inferred mineral resource and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to exploration results and interpretation, future work programs and the potential for the discovery of mineralization on the Company's properties. These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.  Known risk factors are described in the Company's Amended and Restated Annual Information Form for the financial year ended December 31, 2009, dated November 2, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

%CIK: 0001271554

For further information:

Monica Hamm - Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

CO: Entrée Gold Inc.

CNW 13:01e 16-DEC-10